HUNTON ANDREWS KURTH LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074

	TEL	804 ● 788 ● 8200
	FAX	804 ● 788 ● 8218

JAMES V. DAVIDSON
DIRECT DIAL: 804 ● 787 ● 8035
EMAIL: jdavidson@HuntonAK.com

February 8, 2019	FILE NO: 088502.0000002

Confidential

VIA EDGAR

Ms. Stacie Gorman

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Postal Realty Trust, Inc. Draft Registration Statement on Form S-11 Submitted November 23, 2018, CIK No. 0001759774

Dear Ms. Gorman:

As counsel to Postal Realty Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for confidential review pursuant to the Jumpstart Our Business Startups Act and the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Company’s confidential Draft Registration Statement on Form S-11 (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated December 20, 2018 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Ms. Sonia Barros, Mr. William Demarest and Mr. Isaac Esquivel a courtesy copy of this letter and two courtesy copies of Amendment No. 1 submitted by the Company on the date hereof, one copy of which (the “Blacklined Version”) has been marked to reflect changes made to the Registration Statement confidentially submitted to the Commission on November 23, 2018. The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information.

ATLANTA AUSTIN BANGKOK BEIJING BOSTON BRUSSELS CHARLOTTE DALLAS DUBAI HOUSTON LONDON LOS ANGELES
MIAMI NEW YORK NORFOLK RESEARCH TRIANGLE PARK RICHMOND SAN FRANCISCO THE WOODLANDS TYSONS WASHINGTON, DC
www.HuntonAK.com

February 8, 2019

All page references in responses are to pages of the Blacklined Version. Capitalized terms used and not otherwise defined in this letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Cover Page

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company will provide to the Staff supplementally a copy of a deck used by the Company in testing the waters meetings with potential investors. The deck was used by the Company’s management in speaking with potential investors and no potential investor retained copies of the material.

Table of Contents, page iii

2.	We note your disclosure that “the accuracy and completeness of the information are not guaranteed.” This statement appears to disclaim the issuer’s responsibility for information in the registration statement. Please revise the disclosure to remove this disclaimer.

RESPONSE: The Company has removed the referenced disclosure from page iii in response to the Staff’s comment.

3.	We note that you have included information from the market study prepared for you by Real Estate Asset Counseling, Inc. and that such information is included in the prospectus in reliance on REAC’s authority as an expert on such matters. Please include REAC’s consent as required by Rule 436 and Item 601(b) (23) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and advises that it will include REAC’s consent in a future pre-effective amendment to the Registration Statement.

February 8, 2019

Prospectus Summary, page 1

4.	We note that you have provided disclosure regarding the United States Postal Service as of September 30, 2017. Please update the disclosure throughout your prospectus for a more recent practicable date.

RESPONSE: In response to the Staff’s comment, the Company has updated disclosures regarding the United States Postal Service throughout the registration statement to reflect information as of the USPS’s fiscal year end on September 30, 2018 where such information is publicly available.

5.	We note your disclosure that you will own 265 postal properties and that Postal Realty Management, your taxable REIT subsidiary, will manage 398 properties. Please clarify that Postal Realty Management will provide the management services for your 265 postal properties as well.

RESPONSE: The Company has revised the disclosure on pages 1, 2, 10, 15, 59, 86, 87, 95, 114 and 118 to clarify that the Company will self-manage its initial owned properties, as permitted by applicable REIT tax regulations, and, upon completion of the offering, will provide third party management services through the Company’s taxable REIT subsidiary for 398 additional properties not owned by the Company.

The Company further advises the Staff that the audited financial statements for the year ended December 31, 2018 to be included in a future pre-effective amendment to the Registration Statement will reflect an aggregate of 269 initial owned properties at December 31, 2018, reflecting the addition of one additional Acquisition Property and three additional properties acquired by the Predecessor, each as defined in the Registration Statement.

Initial Properties, Page 7

6.	We note that you have provided disclosure regarding your annualized gross rent and annualized gross rent per square foot. Please also provide the average effective annual rent and average effective annual rent per square foot and clarify how your rental disclosures take into accounts tenant concessions and abatements.

RESPONSE: The Company advises the Staff that, unlike many other commercial property leases, in general, lease arrangements with the USPS do not include rent abatements or rent concessions and thus gross rent and effective rent are the same. Under the current leases for each of the Company’s initial 269 postal properties, the current lease term did not include any rent abatement or concessions and the USPS pays the full monthly contractual rent each period. Thus, there are no adjustments as between gross rent and effective rent. The Company has added disclosure on page 8 and page 93 to clarify.

February 8, 2019

Structure and Formation of Our Company, Page 9

7.	We note your disclosure on page 1 that Mr. Spodek is contributing 195 properties. However, your disclosure on page 10 appears to indicate that you are acquiring 186 properties from Mr. Spodek and 79 properties from joint ventures. Please revise your disclosure, as appropriate, to ensure consistency.

RESPONSE: As a preliminary matter, the Company advises the Staff that the Company’s financial statements for the Predecessor to be included in a future pre-effective amendment to the Registration Statement will reflect 189 initial owned properties at December 31, 2018, reflecting the addition of three initial properties since September 30, 2018.

The Company advises the Staff that the Company will own (i) 189 properties through Mr. Spodek’s contribution of entities comprising the Predecessor, in which Mr. Spodek owns a controlling interest, and (ii) nine Acquisition Properties through the Company’s acquisition of entities in which Mr. Spodek owns a non-controlling interest. Thus Mr. Spodek owns interests in a total of 198 initial properties that will be contributed to or acquired by the Company. The Company has revised the disclosure on page 1 and page 86 to clarify.

Risk Factors

Material weaknesses or a failure to maintain an effective system of internal control…could materially and adversely affect us., page 25

8.	We note from your disclosure that material weaknesses were identified in connection with the audit of the combined consolidated financial statements of your Predecessor. We also note that you cannot assure that you will be able to remediate the identified material weaknesses in a timely manner, or at all. Please explain to us and consider revising your disclosure to describe management’s current plans or action already undertaken, if any, for remediating the material weaknesses.

RESPONSE: The Company has revised the risk factor disclosure on page 28 in response to the Staff’s comment.

February 8, 2019

In addition, the Company advises the Staff that the Company is executing on a plan to remedy this material weakness by (i) initiating a full internal review and evaluation of key processes, procedures and documentation and related control procedures, and the subsequent testing of those controls, (ii) hiring additional accounting professionals with the appropriate level of technical experience and training in the application of technical accounting guidance to non-routine and complex transactions in order to properly analyze, review, record and report on business transactions, and (iii) implementing policies and procedures focusing on enhancing the review and approval of all relevant data to support management’s assumptions and judgments in non-routine and complex transactions appropriately and timely and documenting such review and approval.

Use of Proceeds, page 48

9.	We note that you intend to use proceeds to repay mortgage debt. Please provide the disclosure required by instruction 4 of Item 504 of Regulation S-K. To the extent the proceeds will not be used to repay the Atlanta Postal Credit Union loan referenced on page 63, please revise your disclosure in the risk factor on page 22 to clarify that you will have to make a significant balloon payment in 2021 on this loan.

RESPONSE: The Company advises the Staff that it has determined that the Company will repay all of the Predecessor’s mortgage debt, including the Atlanta Postal Credit Union loan, using proceeds from the offering. The Company will provide the information required by instruction 4 of Item 504 of Regulation S-K in a future pre-effective amendment to the Registration Statement. In addition, the Company has added disclosure on pages 17, 53 and 68 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Acquisition Properties, page 55

10.	We note from your disclosure that you have determined that the “Acquisition Properties” are not under common control with your Predecessor. We also note from your disclosure on page 104 that Mr. Spodek’s mother owns interests in the 79 Acquisition Properties that you will acquire in the formation transactions. Please provide us with your detailed analysis to explain the basis of your determination that the Acquisition Properties are not under common control. Please cite the applicable accounting guidance in your response.

RESPONSE: As a preliminary matter, the Company advises the Staff the Company’s financial statements for the Acquisition Properties for the year ended December 31, 2018 to be included in a future pre-effective amendment to the Registration Statement will reflect 80 Acquisition Properties at December 31, 2018, reflecting the addition of one Acquisition Property since the initial confidential submission of the Registration Statement.

February 8, 2019

The Company evaluated whether the properties and assets of the entities comprising the Predecessor are under common control with the Acquisition Properties. The Predecessor consists of entities controlled by Andrew Spodek. Each of the Acquisition Properties is owned either by a limited liability company (the “entities”) or through a tenancy-in-common, and in each case, either (i) Andrew Spodek or (ii) his mother holds a non-controlling ownership interest and an unrelated third party also holds a non-controlling ownership interest in such Acquisition Property.

Andrew Spodek and his mother are immediate family members. There are no agreements between the Spodek family members and the unrelated third-party owners of the Acquisition Properties as to voting their ownership interests in concert.

The Company analyzed whether, under GAAP, the Company’s accounting predecessor and the Acquisition Properties are under “common control,” and as a result, whether the proposed acquisition by the Company of the Acquisition Properties at the time of completion of the IPO would constitute a “common control” transaction or an acquisition transaction. Under GAAP, common control transactions must be assessed under the guidance set forth in ASC 805-50. GAAP does not define the term “common control.” The Emerging Issues Task Force in EITF Issue No. 02-5 (“EITF 02-5”), discussed, but did not reach a consensus on, the issue of how to determine whether separate entities are under “common control.” EITF 02-5 summarizes the criteria for determining whether common control exists based on informal statements by the Staff with respect to FASB Statement No. 141. Although EITF 02-5 was not codified, the guidance therein has been applied in practice by SEC registrants and the SEC observer to the EITF noted that SEC registrants would be expected to continue to apply that guidance. Accordingly, the Company believes that the guidance provided by EITF 02-5 remains applicable to both public and private companies.

February 8, 2019

According to EITF 02-5, common control exists between (or among) separate entities in the following situations:

a)	An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.

b)	Immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).

i.	Immediate family members include a married couple and their children, but not the married couple’s grandchildren.

ii.	Entities might be owned in varying combinations among living siblings and their children. Those situations would require careful consideration regarding the substance of the ownership and voting relationships.

c)	A group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

Additionally, in ASC 805, “control” has the same meaning as “controlling financial interest” under ASC 810-10-15-8, which includes a controlling financial interest through other means such as contractual or legal rights, general partnership interests and as primary beneficiary of a VIE or a voting interest entity.

The 80 Acquisition Properties are owned as follows:

●	Nine are held by a joint venture between Mr. Spodek and an unrelated third party;

●	46 are owned by a joint venture between Mr. Spodek’s mother and an unrelated third party; and

●	25 are owned through tenancy-in-common (“TIC”) structures between Mr. Spodek’s mother and an unrelated third party.

February 8, 2019

The Company determined that the Spodek family members do not control any of the Acquisition Properties, and therefore, common control did not exist between the Acquisition Properties and the Predecessor, as follows:

Mr. Spodek does not have a majority (more than 50%) voting interest in any of the Acquisition Properties. Neither Mr. Spodek nor his mother has majority voting rights with respect to any Acquisition Property. There are no agreements between the Spodek family members and the unrelated third-party owners of the Acquisition Properties as to voting their ownership interests in concert. The operating agreements for the joint venture entities that own 55 of the Acquisition Properties indicate that either all decisions require the consent of both the Spodek family member and the unrelated third-party investors, or all matters in excess of $1,000 require such consent. That is, in the second scenario, some of the operating agreements and related contracts identify either a Spodek family member or the third party as a “Manager” that can make decisions with respect to daily administrative matters, i.e., for items less than $1,000. Thus, for these 55 Acquisition Properties, the two members either share all decision-making responsibility or have delegated authority to the manager for certain daily, administrative matters below a $1,000 threshold.

In all cases, the Spodek family members lack majority voting (or kickout) rights as contemplated in ASC 810-10-25-1 and 25-1A. Consequently, consolidation is precluded under the voting interest model and the variable interest model, as explained further below.

For those Acquisition Properties held in an entity, the Company evaluated and determined that 13 such Acquisition Properties are VIEs as certain debt is personally guaranteed by each of the equity holders on a pro rata basis equal to the ownership percentages, which indicates that the entities are not able to finance their activities without additional subordinated financial support under ASC 810-10-15-14(a). In addition, the subordinated debt guarantees also shield the equity investments from risk and the criterion under ASC 810-10-15-14(b)(2) is met.

As noted above, the LLC members either share all decision-making responsibility or have delegated authority to the manager for certain daily, administrative matters below a $1,000 threshold. The manager acts as an agent for the owners/members by carrying out the joint decisions of the members for all significant decisions. Therefore, neither investor has control.

February 8, 2019

The Company also assessed whether the members are de facto agents under ASC 810-10-25-43. Based on this assessment, the Company notes that the members of each entity are unrelated business partners and there are no forms of subordinated financial support, contributions or loans made between them. Further, the operating agreements stipulate that in the event a member wishes to sell or otherwise convey his/her interests, it is understood and agreed between members that only the entire interest of the member in the entity may be offered or transferred. Prior to such sale or transfer, the operating agreement requires the retiring member to negotiate in good faith with the other member as to the other member’s potential interest in acquiring the retiring member’s interest. That is, the provisions for a sale or transfer apply equally to both members. Based on the foregoing, the Company concluded that no member acts as a de facto agent for the other.

Since all significant decisions require majority interest approval by the members, the Company concluded that power is shared and no one party has the power to direct the activities of a VIE that most significantly impacts the VIE’s economic performance and as such, there is no primary beneficiary.

In summary, after analyzing the ownership and control structure, the Company determined that the joint venture entities that own 55 of the 80 Acquisition Properties are not controlled by Spodek family members under either the variable or voting interest methods and therefore are not under common control with the Predecessor.

With respect to the 25 Acquisition Properties held through TICs, the Company notes that a TIC is not a legal entity, and major decisions such as a sale, lease or financing require the consent of each tenant-in-common, effectively giving no single party a controlling interest in the property. The Company’s management considered whether these TICs were subject to evaluation as a VIE pursuant to ASC 810. Pursuant to ASC 810-10-20, a variable interest entity is a legal entity subject to consolidation according to the provisions of the Variable Entities Subsections of Subtopic 810-10. Therefore, to have an interest in a variable interest entity, the Company believes that one must have an interest in a legal entity. Because a TIC is not a legal entity, the Company believes that such Acquisition Properties are not subject to the consolidation provisions of ASC 810.

The Company’s management also reviewed the definition of an undivided interest in ASC 970-810-20, which states that an undivided interest is an ownership agreement in which two or more parties jointly own property and title is held individually to the extent of each party’s interest. The Company’s management concluded that the ownership interest held by Mr. Spodek’s mother meets the definition of an undivided interest in each of these 25 Acquisition Properties.

February 8, 2019

Pursuant to ASC 970-810-45-1, an investment in an undivided interest in real property may be presented by recording the undivided interest in the assets, liabilities, revenue, and expenses of the venture if all of the following conditions are met:

1.	the real property is owned by the undivided interests;

2.	the approval of two or more of the owners is not required for decisions regarding the financing, development, sale, or operations of real estate owned;

3.	each investor is entitled to its pro rata share of income;

4.	each investor is entitled to pay only its pro rata share of expenses; and

5.	each investor is severally liable only for indebtedness it incurs in connection with its interest in the property.

The Company’s management evaluated these criteria and concluded that criterion (2) above was not met because, by law, the TIC grants each tenant-in-common certain approval rights over the sale and financing of the real estate, representing a form of joint control. Additionally, under ASC 970-323-25-12, real property owned by undivided interests that is subject to joint control (such as tenancies in common) must be presented in the same manner as an investment in noncontrolled partnerships, thus indicating the owner of an undivided interest does not control the property.

Thus, in summary, the Company determined that (i) the 55 Acquisition Properties owned by entities in which no Spodek family members own more than 50% in the aggregate of the voting interests and the operating agreements require the consent of all members for the activities that most significantly impact the economic performance of such properties and (ii) the 25 Acquisition Properties held by tenancies-in-common in which neither tenant-in-common may unilaterally bind the co-tenant in common are not under common control with the Predecessor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Indebtedness, page 62

11.	Please clarify whether you may incur a prepayment penalty if you pay off any of the loans prior to maturity.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on page 68 to clarify that the Company is not liable for any prepayment penalties in connection with repayment of any of the loans prior to maturity.

February 8, 2019

Market Opportunity, page 74

12.	We note your disclosure that postal properties typically are leased directly to the USPS and not through the GSA, and that if a government tenant of a property subject to a GSA lease is unable to receive funding, the lease is cancellable by the government. Please describe if the USPS can also cancel leases under similar circumstances.

RESPONSE: The Company has added disclosure on pages 6, 71 and 84 in response to the Staff’s comment.

Business and Properties, page 79

13.	Please clarify whether you or the USPS is responsible for modifying a property to meet the requirements for a postal office.

RESPONSE: The Company has added disclosure on page 6 and page 84 in response to the Staff’s comment.

Initial Properties, page 81

14.	We note your disclosure regarding the expiration of the leases for each property. Please also include a lease expiration table for each of the next 5 years stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

RESPONSE: The Company has added disclosure on page 94 in response to the Staff’s comment.

Our Management Business, page 89

15.	Please expand your disclosure in this section to provide more detailed information regarding the services to be provided by your manager to you and to the properties that it will manage and clarify the compensation to be paid by you and by the properties. Additionally, please file the management agreement in accordance with Item 601(b) (10) of Regulation S-K.

RESPONSE: The Company has revised the disclosure on page 95 in response to the Staff’s comment and advises the Staff that it will file the form of management agreement as an exhibit to a future pre-effective amendment to the Registration Statement.

February 8, 2019

Structure and Formation of Our Company

Formation Transactions, page 112

16.	Your disclosure seems to indicate that your Predecessor will consist of 186 properties currently controlled by Mr. Spodek. Further, you will also acquire a 100% interest in 79 additional properties referred to as the “Acquisition Properties.” Please reconcile for us the numbers of properties discussed on this page with the numbers of properties disclosed in your audited financial statements, including the financial statements prepared for the purpose of complying with Rule 3-14 of Regulation S-X.

RESPONSE: The Company has added disclosure on pages 1, 10, 11, 60, 86, 110, 118 and 119 in response to the Staff’s comment. The Company advises the Staff that the discrepancy results from three additional properties acquired by the Predecessor since September 30, 2018 and nine Acquisition Properties acquired by the JV Sellers in 2018, subsequent to the date of the financial statements included in the Registration Statement as originally submitted. The Company will include audited combined statements of revenues and certain operating expenses of all 80 Acquisition Properties for 2018 in a future pre-effective amendment to the Registration Statement which will include these nine Acquisition Properties from their respective dates of acquisition by the JV Sellers and thus the new disclosure added on page 11 and page 118 in response to the comment will likely be revised further in future pre-effective amendments to the registration statement that include financial statements for the year ended December 31, 2018.

February 8, 2019

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-787-8035.

Sincerely,

/s/ James V. Davidson

cc:	Andrew Spodek, Postal Realty Trust, Inc.
David C. Wright, Hunton Andrews Kurth LLP
Christina T. Roupas, Winston & Strawn LLP